FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM THERAPEUTICS ANNOUNCES COMPLETION OF PUBLIC OFFERING OF SECURITIES

Toronto, Ontario, April 7, 2015 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has completed its previously announced underwritten public offering of common shares and non-voting convertible preferred shares. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II Non-Voting Convertible First Preferred Shares at a price of US$19.50 per share, including 228,359 common shares sold pursuant to the full exercise of the underwriters’ option to purchase additional common shares. The gross proceeds to Trillium from this offering, before deducting underwriting discounts and commissions and other offering expenses payable by Trillium, were approximately US$55.2 million.

All of the shares in the offering were sold by Trillium, with net proceeds to be used to develop product candidates as well as for working capital and general corporate purposes.

The Series II Preferred Shares sold in the offering are non-voting and are convertible into common shares, on a one-for-one basis (subject to adjustment), at any time at the option of the holder, subject to certain restrictions on conversion. Holders may not convert Series II Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

Leerink Partners LLC and Cowen and Company, LLC were joint book-runners for the offering. Oppenheimer & Co. Inc. was co-manager in the offering.

The offering was made pursuant to an effective registration statement on Form F-1 that was filed with the U.S. Securities and Exchange Commission. The offering was made only by means of a prospectus. Copies of the prospectus relating to these securities may be obtained from: Leerink Partners LLC; Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or via telephone at (800) 808-7525 ext. 6142, or by email at syndicate@leerink.com; or from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, or by phone 631- 274-2806 / fax 631-254-7140.

This offering was restricted to persons who are not residents of Canada. Investors in the offered securities may not resell the purchased securities, directly or indirectly, to any resident of Canada or (in the case of the common shares) over the Toronto Stock Exchange or otherwise in Canada for a period of 90 days following the completion of this offering. Each investor was deemed to agree to the above and to have represented that it is not a resident of Canada upon acceptance of delivery of the purchased securities by the investor or its dealer or other representative.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

Forward-Looking Statements and Information

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws in the United States and Canada, respectively, which reflect Trillium's current expectation regarding future events (collectively, “forward-looking statements”). Forward-looking statements in this press release include statements about the use of proceeds from the offering. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in Trillium’s ongoing quarterly and annual reporting. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things, the stability of economic and market conditions. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com